Exhibit 99.1

Electra Provides Notice of Change of Auditors

TORONTO--(BUSINESS WIRE)--September 19, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Corporation”) announced today that it has changed its auditors from KPMG LLP (“Former Auditor”) to MNP LLP, Chartered Professional Accountants (“Successor Auditor”) effective September 18, 2023.

At the request of the Corporation, the Former Auditor resigned as the auditor of Electra effective September 14, 2023. Electra’s Board of Directors appointed the Successor Auditor as the Corporation’s auditor effective September 18, 2023 until the next Annual General Meeting of the Corporation.

The Former Auditor did not issue any modified opinions on the annual financial statements of the Corporation for the two fiscal years preceding the date its resignation nor for any interim financial information for any subsequent period preceding the date of its resignation. There are no reportable events including disagreements, consultations, or unresolved issues as defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) (Part 4.11) between the Corporation and its Former Auditor.

In accordance with NI 51-102, the notice of change of auditor, together with the required letters from the Former Auditor and the Successor Auditor, have been reviewed by the board of directors of the Corporation and filed on SEDAR.

2022 At-the-Market Offering Disclosure

Electra also discloses that, further to its previous “at-the-market” offering of Common Shares (the “ATM Offering”) in place pursuant to an amended and restated Equity Distribution Agreement dated May 17, 2022 (the “Distribution Agreement”) between the Corporation and CIBC World Markets Inc. and CIBC World Markets Corp., as placement agents in Canada and the United States, respectively, during the period beginning October 1, 2022 and ended December 26, 2022, the termination date of the Distribution Agreement, the Corporation issued a total of 34,600 Common Shares on the TSXV at an average price of $3.95 per Common Share and 34,870 Common Shares on Nasdaq at an average price of US$2.92 under the ATM Offering, for gross proceeds of $136,607 and US$101,894. Commissions of $3,415 and US$2,547 were paid to CIBC World Markets Inc. and CIBC World Markets Corp., respectively, in relation to these distributions.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could actually results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891